Exhibit 12.1

Lannett Company, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Six Months Ended	Year ended June 30,
	December 31, 2017	2017	2016	2015	2014	2013
Fixed Charges:
Interest expense, net of capitalized interest	41,598	89,420	65,937	207	130	251
Capitalized interest	974	1,347	—	—	—	—
Fixed Charges	42,572	90,767	65,937	207	130	251
Earnings:
Income (loss) before income taxes	52,840	550	62,179	227,422	90,020	20,685
Fixed charges	42,572	90,767	65,937	207	130	251
Less: Capitalized interest	(974)	(1,347)	—	—	—	—
Earnings	94,438	89,970	128,116	227,629	90,150	20,936

Ratio of Earnings to Fixed Charges	2.2x	1.0x	1.9x	1,099.7x	693.5x	83.4x

“fixed charges” represent interest costs (expensed and capitalized), amortization of debt costs and the portion of rental expense representing the interest factor.

“earnings” represent the aggregate of pre-tax income (loss) from continuing operations and fixed charges, less capitalized interest